1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2009.
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
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         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date August 25, 2009	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

OVERSEAS REGULATORY ANNOUNCEMENT

ANNOUNCEMENT OF RESOLUTIONS PASSED AT THE FIFTEENTH MEETING OF THE
THIRD SESSION OF THE BOARD

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Fifteenth Meeting of the Third Session of the board of directors (the "Board") of Aluminum Corporation of China Limited (the "Company") was convened at 9:00 a.m. on August 24, 2009 at conference room of the Company at No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China. Of the 9 directors eligible to attend the meeting, 9 directors attended in person. Members of the Supervisory Committee, other senior management members and the Secretary to the Board of the Company attended the meeting as non-voting participants. The meeting was chaired by Mr. Xiong Weiping, Chairman of the Company. The meeting was convened in compliance with the Company Law of the People's Republic of China and the Articles of Association of the Company. The following matters were considered and passed as resolutions at the meeting:

I.	Interim Results Report for 2009 of the Company and the proposal for not declaring the 2009 interim dividend was considered and approved

1.	The 2009 interim results report of the Company was approved.

2.	It was agreed that no 2009 interim dividend for the six months ended 30 June 2009 will be declared.

II.	Proposal in relation to the Amendment to the Working Rules of Audit Committee of the Board of Directors of Aluminum Corporation of China Limited was considered and approved

The proposed amendments to the Working Rules of Audit Committee of the Board of Directors of Aluminum Corporation of China Limited were approved.

III.	Proposal in relation to the Borrowing Trust Loans by the Company was considered and approved

1.	Subject to the following conditions, the Company was approved to apply for trust loans by the conclusion of the annual general meeting of the Company for 2009:

(1)	Total principal of the trust loans: a maximum of RMB5 billion of trust loans by domestic trust institutions in the People's Republic of China;

(2)	Term of the trust loans: 1 to 3 years;

(3)	Interest rate for the trust loan: to be determined according to the market conditions; but in any event not exceeding the prime lending rate quoted by the People's Bank of China for the same period;

(4)	Application method: through trust institutions registered in the People's Republic of China with sound credit standing, which will be determined based on assessment;

(5)

Use of proceeds from the trust loans: mainly for the Company's production and operational activities, including but not limited to purchase of raw materials and import of alumina; and in the case of a surplus, repayment of borrowings falling due.

2.

Chairman of the Company or other person authorized by Chairman, within the aforesaid scheme, was authorized to determine and handle matters concerning the trust loans at his sole discretion, including but not limited to determination of specific trust institutions, timing, amount and interest rate of trust loans, executing necessary documents (including but not limited to request for instructions regarding the trust loans, trust loan agreements and relevant announcements), going through necessary formalities, and taking other necessary actions.

IV.

Proposal in relation to the adoption of International Financial Reporting Standards instead of Hong Kong Financial Reporting Standards for the interim financial statements for 2009 (from 1 January 2009) of the Company was considered and approved

The adoption of the International Financial Reporting Standards instead of Hong Kong Financial Reporting Standards for the interim financial statements for 2009 (from 1 January 2009) of the Company was approved.

The Board of Directors of Aluminum Corporation of China Limited

By order of the Board
Aluminum Corporation of China Limited*
Liu Qiang
Company Secretary

Beijing, the PRC
24 August 2009

As of the date of this announcement, the members of the Board comprise Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Chen Jihua and Mr. Liu Xiangmin (Executive Directors); Mr. Shi Chungui (Non-executive Director); Mr. Kang Yi, Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao (Independent Non-executive Directors).

* For identification purpose only.

About the Company
Our contact information of this release is:

*	Business address: No.62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Liu Qiang, Company Secretary